Exhibit 99.1

FORM 51-102F3 MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

110 Yonge Street, Suite 1601

Toronto, Ontario M5C 1T4

Item 2 Date of Material Change

May 14, 2025

Item 3 News Release

The press release attached as Schedule “A” was released on May 14, 2025 by a newswire company in Canada and filed under the Company’s profile on SEDAR+.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Ben Gagnon

Chief Executive Officer

Bitfarms Ltd.

Bgagnon@bitfarms.com

+1 (647) 259-1790

Item 9 Date of Report

May 14, 2025

Schedule “A”

Bitfarms Reports First Quarter 2025 Results

- Revenue of $67 million, up 33% Y/Y -

- Gross mining margin of 43%, down from 63% from Q1 2024 -

- Total energy pipeline of ~1.4 GW, ~80% based in the U.S. -

-Private debt facility announced in April 2025 with division of Macquarie Group for up to $300 million to fund initial HPC project development at Panther Creek, validating the attractiveness of Bitfarms’ potential HPC data center development pipeline -

This news release constitutes a “designated news release” for the purposes of the Company’s second amended and restated prospectus supplement dated December 17, 2024, to its short form base shelf prospectus dated November 10, 2023.

Toronto, Ontario (May 14, 2025) - Bitfarms Ltd. (Nasdaq/TSX: BITF), a global vertically integrated Bitcoin data center company, reported its financial results for the first quarter ended March 31, 2025. All financial references are in U.S. dollars.

CEO Ben Gagnon stated, “During the quarter, we executed across several key areas in our strategic pivot to the U.S. and HPC. First, we completely transformed our energy portfolio with the strategic and profitable disposition of one of our Paraguayan Bitcoin mining campus, Yguazu, and the strategic acquisition of two large power campuses in Pennsylvania with the Stronghold acquisition. This materially reduced capex spending on Bitcoin mining and secured two high potential flagship campuses for HPC while further bolstering our liquidity position. Second, we strengthened our management team with two internal HPC/Infrastructure hires and two world-class external HPC/AI partners who are laser focused on developing and scaling our North American HPC/AI business. Lastly, we continued to make strides with our core Bitcoin mining business, growing our EHuM over 50% in the quarter and achieving our efficiency target of 19 w/TH ahead of schedule. The mining business now provides a stable, low-capex and free cash flow foundation for the Company that positions us very well to grow and develop our U.S. assets into HPC/AI data centers while still capitalizing on any potential Bitcoin upside in 2025 and 2026.

“We continued this momentum into Q2, having already secured an attractive financing facility for up to $300 million with a division of Macquarie Group, one of the world’s largest and most reputable infrastructure investors, to fund HPC data center development at our Panther Creek campus. Panther Creek has the scale, location, power availability, and fiber connectivity that is attracting notable HPC counterparties. This campus also has the quickest energization timeline of our three PA sites, and extensive work is underway on the Site Map Plans, development timelines, budgets and other key initiatives needed in order to begin construction.”

CFO Jeff Lucas stated, “We are excited to have joined forces with Macquarie to finance our HPC business cost-effectively and with much less dilution than equity funding, creating long-term value for shareholders. In addition to funding the initial phase of our buildout of Panther Creek, their expertise and vast experience in HPC infrastructure financing will be integral as we look to further scale our project and expand to other sites within our portfolio. With strong and steady mining economics, no plans for additional large miner purchases, minimal impact expected from potential tariffs, and near-term capital expenditures funded or with financing in place, we are confident that our strong financial position will enable us to efficiently and cost-effectively grow our HPC business in the U.S.”

Mining Operations

●	Current hashrate of 19.5 EHuM, up 200% from 6.5 EHuM as of March 31, 2024

●	Current efficiency of 19 w/TH, an improvement of 44% from 34 w/TH as of March 31, 2024

Recent Strategic Developments

●	Completed acquisition of Stronghold Digital Mining, Inc.

●	Completed sale of 200 MW data center in Yguazu, Paraguay to HIVE Digital Technologies Ltd.

●	Secured private debt facility with a division of Macquarie Group for up to $300 million to fund initial HPC project development at Panther Creek, validating the attractiveness of Bitfarms’ HPC data center potential

●	Strengthened management team with two new strategic hires, James Bond, SVP of HPC/AI, and Craig Hibbard, SVP of Infrastructure

●	Completed feasibility assessments for all U.S. sites with two strategic partners, ASG and World Wide Technology, advancing HPC/AI business

●	Initiated Bitcoin One program following the success of Synthetic HODLTM program in 2024

Q1 2025 Financial Highlights

●	Total revenue of $67 million, up 33% Y/Y

●	Gross mining margin of 43%, down from 63% in Q1 2024

●	General and administrative expenses of $20 million, inclusive of $2 million in non-recurring expenses related to closing transactions with Stronghold and Hive, compared to $13 million in Q1 2024

●	Operating loss of $32 million compared to an operating loss of $24 million in Q1 2024

●	Net loss of $36 million, or $0.07 per basic and diluted share compared to a net loss of $6 million or $0.02 per basic and diluted share in Q1 2024

●	Adjusted EBITDA* of $16 million, or 23% of revenue, down from $23 million or 46% of revenue in Q1 2024

●	The Company earned 693 BTC at an average direct cost of production per BTC* of $47,800

●	Total cash cost of production per BTC* was $72,300 in Q1 2025

Liquidity**

As of May 13, 2025, the Company had total liquidity of approximately $150 million.

Q1 2025 and Recent Financing Activities

●	Sold 428 BTC at an average price of $87,100 for total proceeds of $37 million in Q1 2025. Earned 268 BTC and sold 350 BTC during April 2025, generating total proceeds of $30 million. A portion of the funds was used to pay capital expenditures to support the Company’s growth and efficiency improvement objectives and to supplement our Bitcoin One market operations program.

●	As of May 13, 2025, the Company held 1,166 BTC.

●	Raised $24 million in net proceeds during January 2025 under the Company’s 2024 at-the-market equity offering program (“ATM”). During the period from January 24, 2025 through May 13, 2025, the Company issued zero shares through the ATM.

Quarterly Operating Performance

	Q1 2025	Q4 2024	Q1 2024
Total BTC earned	693	654	943
BTC received through hosting revenue	6	—	—
BTC sold	428	502	941

	As of March 31,	As of December 31,	As of March 31,
	2025	2024	2024
Operating EH/s	19.5	12.8	6.5
Average Watts/Average TH efficiency***	20	22	35
Operating capacity (MW)	461	394	240

Quarterly Average Revenue**** and Cost of Production per BTC*

	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024
Avg. Rev****/BTC	$92,500	$82,400	$60,900	$65,800	$52,400
Direct Cost*/BTC	$47,800	$40,800	$36,600	$30,600	$18,400
Total Cash Cost*/BTC	$72,300	$60,800	$53,700	$47,600	$27,900

*	Gross mining profit, gross mining margin, EBITDA, EBITDA margin, Adjusted EBITDA, Adjusted EBITDA margin, Direct Cost per BTC and Total Cash Cost per BTC are non-IFRS financial measures or ratios and should be read in conjunction with, and should not be viewed as alternatives to or replacements of measures of operating results and liquidity presented in accordance with IFRS. Readers are referred to the reconciliations of non-IFRS measures included in the Company’s MD&A and at the end of this press release.

**	Liquidity represents cash and balance of unrestricted digital assets.

***	Average watts represent the energy consumption of miners.

****	Average revenue per BTC is for mining operations only and excludes Volta revenue and Hosting revenue.

Conference Call

Management will host a conference call today at 8:00 am EST. All Q1 2025 materials will be available before the call and can be accessed on the ’Financial Results’ section of the Bitfarms investor site.

The live webcast and a webcast replay of the conference call can be accessed here. To access the call by telephone, register here to receive dial-in numbers and a unique PIN to join the call.

Non-IFRS Measures*

As a Canadian company, Bitfarms follows International Financial Reporting Standards (IFRS) which are issued by the International Accounting Standard Board (IASB). Under IFRS rules, the Company does not reflect the revaluation gains on the mark-to-market of its Bitcoin holdings in its income statement. It also does not include the revaluation losses on the mark-to-market of its Bitcoin holdings in Adjusted EBITDA, which is a measure of the cash profitability of its operations and does not reflect the change in value of its assets and liabilities.

The Company uses Adjusted EBITDA to measure its operating activities’ financial performance and cash generating capability.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a North American energy and compute infrastructure company that develops, owns, and operates vertically integrated data centers. Bitfarms currently has 15 operating Bitcoin data centers situated in four countries: the United States, Canada, Argentina and Paraguay.

To learn more about Bitfarms’ events, developments, and online communities:

www.bitfarms.com

https://www.facebook.com/bitfarms/
http://x.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Glossary of Terms

●	BTC BTC/day = Bitcoin or Bitcoin per day

●	EHuM = Exahash Under Management, which includes Bitfarms’ proprietary hashrate and hashrate being hosted by Bitfarms for third-party hosting clients

●	EH or EH/s = Exahash or exahash per second

●	MW or MWh = Megawatts or megawatt hour

●	w/TH = Watts/Terahash efficiency (includes cost of powering supplementary equipment)

●	Q/Q = Quarter over Quarter

●	Y/Y = Year over Year

●	Synthetic HODL™ = the use of instruments that create Bitcoin equivalent exposure

●	HPC/AI = High Performance Computing / Artificial Intelligence

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding the North American energy and compute infrastructure strategy, opportunities relating to the potential of the Company’s data centers for HPC/AI opportunities, the potential to deploy the proceeds of the Macquarie Group financing facility at the Panther Creek location, the merits and ability to secure long-term contracts associated with HPC/AI customers, the success of the Company’s HPC/AI strategy in general and its ability to capitalize on growing demand for AI computing while securing predictable cash flows and revenue diversification, the ability to enhance the business of the Company through adding additional human resources and consulting groups to HPC/AI strategies, the benefits of a second principal office in the U.S., the Company’s energy pipeline and its anticipated megawatt growth, the Company’s ability to drive greater shareholder value, projected growth, target hashrate, and other statements regarding future growth, plans and objectives of the Company are forward-looking information.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “prospects”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information.

This forward-looking information is based on assumptions and estimates of management of Bitfarms at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of Bitfarms to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors, risks and uncertainties include, among others: an inability to apply the Company’s data centers to HPC/AI opportunities on a profitable basis; a failure to secure long-term contracts associated with HPC/AI customers on terms which are economic or at all; the construction and operation of new facilities may not occur as currently planned, or at all; expansion of existing facilities may not materialize as currently anticipated, or at all; an inability to satisfy the Panther Creek location related milestones which are conditions to loan drawdowns under the Macquarie Group financing facility; an inability to deploy the proceeds of the Macquarie Group financing facility to generate positive returns at the Panther Creek location; the construction and operation of new facilities may not occur as currently planned, or at all; expansion of existing facilities may not materialize as currently anticipated, or at all; new miners may not perform up to expectations; revenue may not increase as currently anticipated, or at all; the ongoing ability to successfully mine digital currency is not assured; failure of the equipment upgrades to be installed and operated as planned; the availability of additional power may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the power purchase agreements and economics thereof may not be as advantageous as expected; potential environmental cost and regulatory penalties due to the operation of the former Stronghold plants which entail environmental risk and certain additional risk factors particular to the former business and operations of Stronghold including, land reclamation requirements may be burdensome and expensive, changes in tax credits related to coal refuse power generation could have a material adverse effect on the business, financial condition, results of operations and future development efforts, competition in power markets may have a material adverse effect on the results of operations, cash flows and the market value of the assets, the business is subject to substantial energy regulation and may be adversely affected by legislative or regulatory changes, as well as liability under, or any future inability to comply with, existing or future energy regulations or requirements, the operations are subject to a number of risks arising out of the threat of climate change, and environmental laws, energy transitions policies and initiatives and regulations relating to emissions and coal residue management, which could result in increased operating and capital costs and reduce the extent of business activities, operation of power generation facilities involves significant risks and hazards customary to the power industry that could have a material adverse effect on our revenues and results of operations, and there may not have adequate insurance to cover these risks and hazards, employees, contractors, customers and the general public may be exposed to a risk of injury due to the nature of the operations, limited experience with carbon capture programs and initiatives and dependence on third-parties, including consultants, contractors and suppliers to develop and advance carbon capture programs and initiatives, and failure to properly manage these relationships, or the failure of these consultants, contractors and suppliers to perform as expected, could have a material adverse effect on the business, prospects or operations; the digital currency market; the ability to successfully mine digital currency; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power to operate cryptocurrency mining assets; the risks of an increase in electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which Bitfarms operates and the potential adverse impact on profitability; future capital needs and the ability to complete current and future financings, including Bitfarms’ ability to utilize an at-the-market offering program ( “ATM Program”) and the prices at which securities may be sold in such ATM Program, as well as capital market conditions in general; share dilution resulting from an ATM Program and from other equity issuances; the risks of debt leverage and the ability to service and eventually repay the Macquarie Group financing facility; volatile securities markets impacting security pricing unrelated to operating performance; the risk that a material weakness in internal control over financial reporting could result in a misstatement of financial position that may lead to a material misstatement of the annual or interim consolidated financial statements if not prevented or detected on a timely basis; risks related to the Company ceasing to qualify as an “emerging growth company”; risks related to unsolicited investor interest, takeover proposals, shareholder activism or proxy contests relating to the election of directors; risks relating to lawsuits and other legal proceedings and challenges; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; and the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to Bitfarms’ filings on www.sedarplus.ca (which are also available on the website of the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov), including the Company’s annual information form for the year ended December 31, 2024, management’s discussion & analysis for the year-ended December 31, 2024 and the management’s discussion and analysis for the three months ended March 31, 2025. Although Bitfarms has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended, including factors that are currently unknown to or deemed immaterial by Bitfarms. There can be no assurance that such statements will prove to be accurate as actual results, and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. Bitfarms does not undertake any obligation to revise or update any forward-looking information other than as required by law. Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Investor Relations Contacts:

Bitfarms

Tracy Krumme

SVP, Head of IR & Corp. Comms.

+1 786-671-5638

tkrumme@bitfarms.com

Media Contacts:

Caroline Brady Baker

Director, Communications and Marketing

cbaker@bitfarms.com

Bitfarms Ltd. Consolidated Financial & Operational Results

	Three months ended March 31,
(U.S.$ in thousands except where indicated)	2025	2024	$ Change	% Change
Revenues	66,848	50,317	16,531	33%
Cost of revenues	(67,390)	(60,999)	(6,391)	10%
Gross loss	(542)	(10,682)	10,140	(95)%
Gross margin (1)	(1)%	(21)%	—	—

Operating expenses
General and administrative expenses	(20,173)	(13,196)	(6,977)	53%
Gain on disposition of property, plant and equipment and deposits	5,586	170	5,416	nm
Impairment of non-financial assets	(17,230)	—	(17,230)	(100)%
Operating loss	(32,359)	(23,708)	(8,651)	36%
Operating margin (1)	(48)%	(47)%	—	—

Net financial income	2,110	11,443	(9,333)	(82)%
Net loss before income taxes	(30,249)	(12,265)	(17,984)	147%

Income tax recovery (expense)	(5,626)	6,285	(11,911)	(190)%
Net loss	(35,875)	(5,980)	(29,895)	500%

Basic and diluted net loss per share (in U.S. dollars)	(0.07)	(0.02)	—	—
Change in revaluation surplus - digital assets, net of tax	(13,421)	17,433	(30,854)	(177%)
Total comprehensive income (loss), net of tax	(49,296)	11,453	(60,749)	(530%)

Gross Mining profit (2)	28,043	31,340	(3,297)	(11)%
Gross Mining margin (2)	43%	63%	—	—
Adjusted EBITDA (2)	15,086	23,324	(8,238)	(33)%
Adjusted EBITDA margin (2)	23%	46%	—	—

nm: not meaningful

[1]	Gross margin and Operating margin are supplemental financial ratios; refer to Section 9 - Non-IFRS and Other Financial Measures and Ratios of the Company’s MD&A.

[2]	Gross Mining profit, Gross Mining margin, EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS measures or ratios; refer to Section 9 - Non-IFRS and Other Financial Measures and Ratios of the Company’s MD&A.

Bitfarms Ltd. Reconciliation of Consolidated Net Income (loss) to EBITDA and Adjusted EBITDA

	Three months ended March 31,
(U.S.$ in thousands except where indicated)	2025	2024	$ Change	% Change
Revenues	66,848	50,317	16,531	33%

Net loss before income taxes	(30,249)	(12,265)	(17,984)	147%
Interest income	(305)	(302)	(3)	1%
Depreciation and amortization	29,693	38,977	(9,284)	(24)%
EBITDA	(861)	26,410	(27,271)	(103)%
EBITDA margin	(1)%	52%	—	—
Share-based payment	4,437	3,094	1,343	43%
Impairment of non-financial assets	17,230	—	17,230	100%
Gain on revaluation of warrants	(5,618)	(9,040)	3,422	(38)%
Gain on disposition of marketable securities	(391)	(338)	(53)	16%
Gain on settlement of Refundable Hosting Deposits	(945)	—	(945)	(100)%
Professional services not associated with ongoing operations	1,671	—	1,671	100%
Sales tax recovery - prior years - energy and infrastructure and G&A expenses (1)	—	2,387	(2,387)	100%
Net financial (income) expense and other	(437)	811	(1,248)	(154)%
Adjusted EBITDA	15,086	23,324	(8,238)	(33)%
Adjusted EBITDA margin	23%	46%	—	—

[1]	Sales tax recovery relating to energy and infrastructure and general and administrative expenses have been allocated to their respective periods; refer to Note 29b - Additional Details to the Statement of Profit or Loss and Comprehensive Profit or Loss (Canadian sales tax refund) to the 2024 Annual Financial Statements.

Bitfarms Ltd. Calculation of Gross Mining Profit and Gross Mining Margin

	Three months ended March 31,
(U.S.$ in thousands except where indicated)	2025	2024	$ Change	% Change
Gross loss	(542)	(10,682)	10,140	(95)%
Non-Mining revenues¹	(1,985)	(894)	(1,091)	122%
Depreciation and amortization	29,693	38,977	(9,284)	(24)%
Electrical components and salaries	877	708	169	24%
Sales tax recovery - prior years - energy and infrastructure²	—	2,028	(2,028)	100%
Other	—	1,203	(1,203)	100%
Gross Mining profit	28,043	31,340	(3,297)	(11)%
Gross Mining margin	43%	63%	—	—

nm: not meaningful

(1)	Non-Mining revenues reconciliation:

	Three months ended March 31,
(U.S.$ in thousands except where indicated)	2025	2024	$ Change	% Change
Revenues	66,848	50,317	16,531	33%
Less Mining related revenues for the purpose of calculating gross Mining margin:
Mining revenues³	(64,863)	(49,423)	(15,440)	31%
Non-Mining revenues	1,985	894	1,091	122%

nm: not meaningful

(2)	Sales tax recovery relating to energy and infrastructure expenses has been allocated to their respective periods; refer to Note 29b - Additional Details to the Statement of Profit or Loss and Comprehensive Profit or Loss (Canadian sales tax refund) to the 2024 Annual Financial Statements.

(3)	Mining revenues include revenues from sale of computational power used for hashing calculations and revenues from computational power sold in exchange of services.

Bitfarms Ltd. Calculation of Direct Cost and Direct Cost per BTC

	Three months ended March 31,
(U.S.$ in thousands except where indicated)	2025	2024	$ Change	% Change
Cost of revenues	67,390	60,999	6,391	10%
Depreciation and amortization	(29,693)	(38,977)	9,284	(24)%
Electrical components and salaries	(877)	(708)	(169)	24%
Infrastructure expenses	(3,677)	(1,974)	(1,703)	86%
Sales tax recovery - prior years - energy and infrastructure (1)	—	(2,028)	2,028	100%
Other	—	—	—	—%
Direct Cost	33,143	17,312	15,831	91%

Quantity of BTC earned	693	943	(250)	(27)%
Direct Cost per BTC (in U.S. dollars)	47,800	18,400	29,400	160%

Bitfarms Ltd. Calculation of Total Cash Cost and Total Cost per BTC

	Three months ended March 31,
(U.S.$ in thousands except where indicated)	2025	2024	$ Change	% Change
Cost of revenues	67,390	60,999	6,391	10%
General and administrative expenses	20,173	13,196	6,977	53%
	87,563	74,195	13,368	18%
Depreciation and amortization	(29,693)	(38,977)	9,284	(24)%
Non-cash service expense (2)	(785)	—	(785)	(100)%
Electrical components and salaries	(877)	(708)	(169)	24%
Share-based payment	(4,437)	(3,094)	(1,343)	43%
Professional services not associated with ongoing operations	(1,671)	—	(1,671)	(100)%
Sales tax recovery - prior years - energy and infrastructure and G&A expenses (1)	—	(2,387)	2,387	100%
Other	—	(2,744)	2,744	100%
Total Cash Cost	50,100	26,285	23,815	91%

Quantity of BTC earned	693	943	(250)	(27)%
Total Cash Cost per BTC (in U.S. dollars)	72,300	27,900	44,400	157%

[1]	Sales tax recovery relating to energy and infrastructure and general and administrative expenses have been allocated to their respective periods; refer to Note 29b - Additional Details to the Statement of Profit or Loss and Comprehensive Profit or Loss (Canadian sales tax refund) to the 2024 Annual Financial Statements.

[2]	Non-cash service expense, included in infrastructure, which was exchanged for computational power sold.